CONFIDENTIAL

FOR COMMISSION USE ONLY

RADIATION THERAPY SERVICES, INC.
2270 Colonial Boulevard
Fort Myers, Florida 33907
(239) 931-7275

April 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Jeffrey Riedler

Re:                                                                               Radiation Therapy Services, Inc.
Registration Statement on Form S-4

File No. 333-173228

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-173228), as amended (the “Registration Statement”), of Radiation Therapy Services, Inc., 21st Century Oncology of Alabama, LLC, Arizona Radiation Therapy Management Services, Inc., Aurora Technology Development, LLC, California Radiation Therapy Management Services, Inc., Radiation Therapy Services Holdings, Inc., 21st Century Oncology of Jacksonville, LLC, Devoto Construction of Southwest Florida, Inc., Radiation Therapy Services International, Inc., 21st Century Oncology Management Services, Inc., Jacksonville Radiation Therapy Services, LLC, Financial Services of Southwest Florida, LLC, 21st Century Oncology, LLC, Derm-Rad Investment Company, LLC, Radiation Therapy School for Radiation Therapy Technology, Inc., 21st Century Oncology of Kentucky, LLC, 21st Century Oncology of Harford County Maryland, LLC, Berlin Radiation Therapy Treatment Center, LLC, 21st Century Oncology of Prince Georges County, Maryland, LLC, Maryland Radiation Therapy Management Services, LLC, New England Radiation Therapy Management Services, Inc., American Consolidated Technologies, LLC, Michigan Radiation Therapy Management Services, Inc., Phoenix Management Company, LLC, Nevada Radiation Therapy Management Services, Incorporated, 21st Century Oncology of New Jersey, Inc., New York Radiation Therapy Management Services, LLC, North Carolina Radiation Therapy Management Services, LLC, Carolina Radiation and Cancer Treatment Center, LLC, 21st Century Oncology of Pennsylvania, Inc., Gettysburg Radiation, LLC, 21st Century Oncology of South Carolina, LLC, Carolina Regional Cancer Center, LLC, Atlantic Urology Clinics, LLC and West Virginia Radiation Therapy Services, Inc. (collectively, the “Registrants”), registering the offer to exchange up to $50,000,000 aggregate principal amount of 9 7/8%  Senior Subordinated Exchange Notes due

2017 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 9 7/8%  Senior Subordinated Notes due 2017 (together with the guarantees thereof, the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).  In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer.  In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes.  The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).  In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities,

such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Joshua Korff or Christopher Kitchen of Kirkland & Ellis LLP, special counsel to the Registrants, at (212) 446-4943 or (212) 446-4988, respectively.

Sincerely,

RADIATION THERAPY SERVICES, INC.

By:	/s/ Kerrin E. Gillespie
Name:	Kerrin E. Gillespie
Title:	Senior Vice President and Chief Financial Officer

RADIATION THERAPY SERVICES HOLDINGS, INC.

By:	/s/ Kerrin E. Gillespie
Name:	Kerrin E. Gillespie
Title:	Senior Vice President and Chief Financial Officer

21ST CENTURY ONCOLOGY OF ALABAMA, LLC
ARIZONA RADIATION THERAPY MANAGEMENT SERVICES, INC.
CALIFORNIA RADIATION THERAPY MANAGEMENT SERVICES, INC.
21ST CENTURY ONCOLOGY OF JACKSONVILLE, LLC
DEVOTO CONSTRUCTION OF SOUTHWEST FLORIDA, INC.
RADIATION THERAPY SERVICES INTERNATIONAL, INC.
21ST CENTURY ONCOLOGY MANAGEMENT SERVICES, INC.
JACKSONVILLE RADIATION THERAPY SERVICES, LLC
FINANCIAL SERVICES OF SOUTHWEST FLORIDA, LLC
21ST CENTURY ONCOLOGY, LLC
21ST CENTURY ONCOLOGY OF HARFORD COUNTY MARYLAND, LLC
BERLIN RADIATION THERAPY TREATMENT CENTER, LLC
21ST CENTURY ONCOLOGY OF PRINCE GEORGES COUNTY, MARYLAND, LLC
MARYLAND RADIATION THERAPY MANAGEMENT SERVICES, LLC
AMERICAN CONSOLIDATED TECHNOLOGIES, LLC
MICHIGAN RADIATION THERAPY MANAGEMENT SERVICES, INC.
NEVADA RADIATION THERAPY MANAGEMENT SERVICES, INCORPORATED
21ST CENTURY ONCOLOGY OF NEW JERSEY, INC.
NEW YORK RADIATION THERAPY MANAGEMENT SERVICES, LLC
NORTH CAROLINA RADIATION THERAPY MANAGEMENT SERVICES, LLC
21ST CENTURY ONCOLOGY OF SOUTH CAROLINA, LLC
WEST VIRGINIA RADIATION THERAPY SERVICES, INC.
PHOENIX MANAGEMENT COMPANY, LLC
CAROLINA REGIONAL CANCER CENTER, LLC
ATLANTIC UROLOGY CLINICS, LLC
RADIATION THERAPY SCHOOL FOR RADIATION THERAPY TECHNOLOGY, INC.
NEW ENGLAND RADIATION THERAPY MANAGEMENT SERVICES, INC.
21ST CENTURY ONCOLOGY OF KENTUCKY, LLC

CAROLINA RADIATION AND CANCER TREATMENT CENTER, LLC
GETTYSBURG RADIATION, LLC
21ST CENTURY ONCOLOGY OF PENNSYLVANIA, INC.
DERM-RAD INVESTMENT COMPANY, LLC
AURORA TECHNOLOGY DEVELOPMENT, LLC

		By:	/s/ Kerrin E. Gillespie
		Name:	Kerrin E. Gillespie
		Title:	Vice President

cc:	Joshua N. Korff
Christopher A. Kitchen
Kirkland & Ellis LLP